UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

Unit D1, 2/F, Kingdom Power Commercial Building

32-36 Des Voeux Road West

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2025, Darkiris Inc. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from October 7, 2025 to November 17, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A ordinary shares, and the shares will continue to trade uninterrupted under the symbol “DKI.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until May 18, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 18, 2026, the Company may be eligible for an additional one hundred eighty (180) calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

On November 21, 2025, the Company issued a press release discussing the receipt of the deficiency letter, which is filed as exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release – Darkiris Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: November 21, 2025

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